

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Charles Camorata
President
Mainstream Entertainment, Inc.
11637 Orpington Street
Orlando, FL 32817

> **Re: Mainstream Entertainment, Inc.**
> **Registration Statement on Form S-1**
> **Filed on March 18, 2011**
> **File No. 333-172924**

Dear Mr. Camorata:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your reference to promissory notes on pages 47 and 52 of your prospectus. If these agreements are material to you, please file them as exhibits to your registration statement or advise.

2. We note that in various parts of the registration statement you state that there is a total of 3,051,870 shares outstanding, while in other sections you refer to 3,045,870 shares issued and outstanding. Please revise throughout your registration statement for consistency. If necessary, revise your financial statements and legal opinion. In addition, refer to the third full risk factor on page 8 for the correct number of remaining unissued authorized shares.

Registration Statement Cover Page

3. Please revise to remove the small business issuer designation on the cover page. Please refer to Form S-1 for the language to use instead of the "small business issuer" language.

Prospectus Cover Page

4. Please advise whether you have any plans to use the prospectus before the effective date of the registration statement. Alternatively, please delete the "Subject to Completion" legend and date. Refer to Item 501(b)(10) of Regulation S-K. Additionally, please delete one of the duplicative dates of the prospectus.

5. Please revise your prospectus cover page to include the fixed offering price of securities that is consistent with your other disclosure in the prospectus. Refer to Item 501(b)(3) of Regulation S-K. In addition, move the delaying amendment language to the prospectus cover page and limit the cover page to a single page. If you intend the shares to be offered at market prices once the securities are listed, you may say that as well.

6. It appears from your disclosure that you do not offer any "products," but only services. Please revise to delete references to your "products" here and throughout the prospectus or advise. For example, we also note your references to "our technology, products" and "manufacturing" on page 11. We suggest removing this entire paragraph (fourth from bottom) from the cover page since it is not required there and serves no purpose that we can see.

Prospectus Summary, page 6

The Company, page 6

7. We note your disclosure of the "burn rate" of $3,933 per month on page 16. Please clarify how your monthly rent can be $33 per month, when you disclose on page 15 that your agreement requires you to pay rent of $50 per hour. In addition, please disclose here your monthly "burn rate" and the amount of time that your present capital will last at this rate. Also disclose here your losses in the most recent fiscal year and interim period.

8. We note your disclosure that "revenue will be initiated through prior industry contacts of the officers, internet advertising via a company web page and direct contact, and traditional print marketing." Please revise to state that there is no guarantee that you will generate any revenue.

9. Revise to disclose, if true, that most of your revenues have come from relatives or groups containing a relative, of the control person.

10. Disclose here the extent of your dependence upon funding by Jeff Martin.

The Offering, page 6

11. Please disclose both (i) the aggregate market price of your common stock based upon the proposed offering price of $0.05 per share and (ii) your total stockholders' deficit balance as of your most recent balance sheet date.

Risk Factors, page 7

12. We note your disclosure that investors "should carefully consider the following risk factors, among others," and "[f]actors that might cause such a difference include, but are not limited to those discussed below." All material risks should be discussed in this section. Please revise the first paragraph on page 7 to clarify that you have discussed all known material risks.

We will continue to lose money, page 7

13. Please revise this risk factor to quantify your history of generating revenues from operations and quantify your losses.

Our management has limited experience in managing the day to day operations, page 7

14. Please revise this risk factor and the next risk factor to estimate the costs of operating a public company and preparation of periodic reports under the Securities Exchange Act of 1934.

If we fail to develop new or expand existing customer relationships, page 8

15. Please revise your disclosure to list your current customers or advise.

Some of our competitors may be able to use their financial strength to dominate the market, page 9

16. It does not appear from your current description of business that you are involved in "song writing." Please revise for consistency or advise.

We will need additional capital, page 9

17. Please provide an estimate of additional financing you may require and disclose whether you have taken any steps to seek additional financing. Similarly, revise the last risk factor on page 10 to estimate the amount of additional financing.

There will be a limited market for our common stock, page 9

18. Please revise your disclosure to state that there is no guarantee that your stock will be listed on the OTCBB and explain why "if a market were to develop in [your] common stock it is highly likely that it will be an illiquid market."

Selling Security Holders, page 11

19. Please advise us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

20. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please ensure that your selling shareholders table is accurate in this regard.

21. Revise to clarify that Jeffrey Martin is a statutory underwriter. If you believe he is not, please provide your legal analysis.

Plan of Distribution, page 13

22. We note your disclosure that selling shareholders' sales "may be at fixed or negotiated prices." Please revise your disclosure to clarify that selling shareholders must sell at fixed prices until a market develops and then they may sell at negotiated prices or advise.

Information with respect to registrant, page 15

Business Overview, page 15

23. It appears that your notes to financial statements include important business developments that are not described in this section. Please revise your Business Overview section to include the following important events or advise:
   - on page 25 you state that in 2009 your board "decided to suspend operations with the intention of resuming at a different location at a future date";
   - on page 29 you state that you plan to "resume operations in 2011 upon the receipt of additional funding" and that management plans to finance the accumulated deficits through the sale of stock;
   - on page 30 you state that you accrued monthly obligations to pay rent from the time your lease payments ceased in February 2009 until the time of the release from the facility lease; and
   - on page 31 you state that you have "suffered a break-in and substantial equipment was stolen."

24. If you have never had a licensing agreement that in some way did not involve a relative, please disclose.

25. If the company and its predecessors have been unprofitable since 2005, please disclose here and in the summary.

26. We note your disclosure that you have negotiated a lease of a studio facility on February 2, 2011 and have not used the studio "from the time of the agreement through December 31, 2010." Please revise your disclosure here and on pages 30 and 44 to provide correct dates. In addition, if this agreement is material to you, please file it as an exhibit to your registration statement or advise.

Licensing, page 15

27. Please disclose the total number of licensing agreements you have signed and the total that are still current.

Product Description, page 16

28. Please revise to identify all artists and group that are affiliated with your majority shareholder.

29. Please remove the last paragraph of this section since nothing in the filing seems to provide a basis for the expectation. Alternately, revise.

30. Please revise to describe in detail the "mixing and mastering, and subleasing studio time" sources of revenue and disclose whether you have generated any revenue from these sources in the past.

Employees, page 16

31. We note your disclosure that your employees are "employed by [you] on the contract basis." Please revise to clarify whether you pay any of your employees. If your employees are paid, please revise your monthly burn rate to include employee salaries or advise.

Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters, page 17

Dividends and Dividend Policy, page 17

32. Please revise this section to disclose the amount of dividends paid in the two most recent fiscal years and any subsequent interim period. Refer to Item 201(c) of Regulation S-K.

Note 11 – Income Taxes, page 31

33. Please revise for consistency the date when your equipment was stolen. In this regard we note that you provide two different dates here and on page 45: (1) August 10, 2008 and (2) August 10, 2009.

Financial Statements for Fiscal Year Ended September 30, 2010

Notes to Financial Statements

Note 14 – Discontinued Operations, page 32

34. We note that you have reported the losses realized in connection with the operation of your former studios located at 7648 Southland Blvd., Orlando, FL as discontinued operations. In this regard, we acknowledge that you suspended your operations upon vacating the former studios. However, based upon the disclosure on page 25 of your filing, it appears that the former studios were vacated with the intention of resuming a similar business plan (i.e., operations in the same line of business) from a different location. In this regard, we also note that you entered into a new lease for a recording studio within the same geographic region of your former studios, shortly after negotiating your release from the former studios' leases. Given the observations noted above, please explain to us in detail why you believe it is appropriate to report the financial results attributable to the operations of your former studios as discontinued operations. In this regard, please (i) refer to FASB ASC 205-20-55-27 through 55-79 for examples of the application of the discontinued operations accounting guidance, (ii) identify for us the example that you believe most closely illustrates your circumstances and your accounting treatment, and (iii) explain why you believe your circumstances are similar to the example that you are using to determine your accounting treatment. In the alternative, please revise to include these results in income from continuing operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

35. Please revise to include a Plan of Operation section and discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal and describe your intended sources and uses of funds, providing timeframes and quantified estimates of these amounts for each step. In addition, please discuss in more detail each of your business segments.

36. Please revise to provide discussion and analysis of your financial condition, changes in financial condition and results of operations, including your liquidity and capital resources, for a two-year period using year-to-year comparisons.

Results of Operations and Operating Expenses, page 47

37. Please identify and quantify any material costs recognized within "general and administrative expenses" for each of the comparable reporting periods discussed in MD&A.

Debt Financings and Related Party Notes, page 47

38. Provide disclosure about the total amount of debt outstanding pursuant to the Related Party Notes as of the most recent practicable date, the rate of interest and the date(s) on which payment must be made. Additionally, provide the same disclosure in your Transactions with Related Persons, Promoters and Certain Control Persons section on page 52.

Directors and Executive Officers, page 48

39. Please clarify your disclosure that Mr. Camorata "had oversight of the filing of all publishing of songs in [your] catalog." For example, discuss the criteria for including songs in this catalog and list songs that have been included in it to date. Please also include this information in the Business Overview section on page 15.

40. Please revise to disclose the amount of time each of your executive officers dedicates to your business. If applicable, include a risk factor describing the risks to you because your officers and directors dedicate limited amount of time to your operations.

41. Discuss specific experience, qualifications, attributes or skills of your directors. Refer to Item 401(e) of Regulation S-K.

42. Please substantiate or delete your statement on page 49 that Ms. Aalders "was personally responsible for increasing productivity to 97% in her department."

Involvement in Certain Legal Proceedings, page 49

43. Please revise your disclosure on page 49 to include information about your directors, director nominees or executive officers in the last ten years and promotes and control persons in the last five years. Refer to Items 401(f) and 401(g) of Regulation S-K.

Executive Compensation, page 49

44. We note your disclosure prior to the summary compensation table that the table includes compensation for the past two fiscal years; however, the table includes 2010 numbers only. Please revise or advise. Additionally, please include a separate director compensation table in the Director Compensation section.

45. Please revise your Executive Officer Compensation and Direction Compensation sections on page 50 to disclose what you will consider to be "sufficient revenue" to begin compensating your officers and directors.

Security Ownership of Certain Beneficial Owners and Management, page 51

46. Please revise to provide common stock ownership as of the most recent practicable date or advise. Refer to Item 403 of Regulation S-K.

Change in Control, page 52

47. Although we note your disclosure that in the last fiscal year you have not had any changes in control, please revise this section to disclose any arrangements the operation of which may at a subsequent date result in a change in control. Refer to Item 403(c) of Regulation S-K.

Prospectus Back Cover Page, page 56

48. Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Part II

Item 14. Indemnification of Directors and Officers, page 57

49. Although we note your disclosure that you do "not indemnify [your] officers," Section VII.I of your by-laws is an indemnification provision. Please revise for consistency or advise.

Item 17. Undertakings, page 59

50. Please revise sections (2)(ii) and (2)(iii) to include the precise language in Item 512(a)(1)(ii) and Item 512(a)(1)(iii) of Regulation S-K. Similarly, revise your undertakings in the third and fourth paragraphs of this section to follow the language in Item 512(a)(2) and Item 512(a)(3) of Regulation S-K. Please delete undertaking (b) on page 59 because it is identical to undertaking (1). In addition, please add undertakings in Item 512(a)(5) and Item 512(a)(6) of Regulation S-K or advise.

Signature, page 60

51. Please revise the first paragraph in this section to follow the language set out in Form S-1. In addition, have your chief executive officer, chief financial officer, and controller or principal accounting officer sign the registration statement in their individual capacities.

Exhibit 5

52. We have reviewed the opinion of counsel filed as Exhibit 5 to your registration statement. In addition, have counsel confirm that it will refile the opinion dated the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc (via fax):   Gregory M. Wilson, Esq.
                 (509) 891-8382